UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on resignation of Member of the Board of Directors

—

Rio de Janeiro, April 16, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it received today a resignation letter from the member of the Board of Directors, Marcelo Gasparino da Silva, elected through a multiple vote process in the Extraordinary General Meeting of April 12, 2021.

In the terms of the resignation letter, the member of the Board of Directors informs: "(...) I hereby submit my irrevocable and irreversible resignation as a member of the Board of Directors of Petrobras, to which I have just been sworn in, to be considered by this Collegiate as of May 31, 2021 or until my replacement to be elected through a new general meeting to be convened in due course, in view of the occurrence of the Multiple Voting election process, whichever occurs first (...)".

The company clarifies that under the terms of articles 141, paragraph 3 and 150 of Law 6,404/76 and article 25 of the Bylaws, in the event of a vacancy in the position of member of the Board of Directors elected by multiple vote that is not due to dismissal, the position may be filled by a substitute elected by the Board of Directors until the next General Shareholders' Meeting is held. This Meeting must proceed to the election of the 8 members of the Board elected by multiple vote, with no obligation to convene a special Meeting by the company for this purpose.

Petrobras will keep the market informed about developments regarding this resignation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer